

December 7, 2016

Charles K. Stevens III
Executive Vice President and Chief Financial Officer
General Motors Company
300 Renaissance Center
Detroit, Michigan 48265-3000

      Re: General Motors Company
               Form 8-K Dated July 21, 2016
               Filed July 21, 2016
               File No. 001-34960

Dear Mr. Stevens:

      We have reviewed your October 17, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2016 letter.

Exhibit 1

General Motors Company and Subsidiaries

Supplemental Material, page 1

1. We note your response to prior comment four. Please revise future filings to supplement your presentation of ROIC-adjusted with presentation of ROIC calculated on a non-adjusted basis using GAAP net income. Refer to 10(e)(1)(i)(A) of Regulation S-K.

      You may contact Amy Geddes at 202-551-3304 or me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure